UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June, 2013

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Attached hereto and incorporated herein by reference is a press release of the Company, dated June 24, 2013, entitled “Kamada Granted Two Key Patents.”

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News Release

JUNE 24, 2013

KAMADA GRANTED TWO KEY PATENTS

Expands Protection for Company’s Novel Respiratory Drug

NESS ZIONA, Israel (June 24, 2013) – Kamada Ltd. (Nasdaq and TASE: KMDA) today announced that the Company was granted two key patents related to its novel Alpha-1 Antitrypsin (AAT) product to treat respiratory diseases. Kamada was granted Russian Patent No. 2472524, entitled “Alpha-1 Antitrypsin for treating exacerbation episodes of pulmonary diseases,” and an additional Australian Patent No. 2007213344 (co-owned with PARI PHARMA GMBH), entitled “Pulmonary delivery of Alpha-1 proteinase inhibitor.”

These new patents continue to build upon Kamada’s strong intellectual property portfolio for our family of AAT products to treat a variety of pulmonary diseases using inhaled AAT. The Australian patent underscores the novelty of the unique combination of inhaled AAT with the eFlow inhalation device. The newly-issued Russian patent is related to the use of Kamada’s inhaled AAT for the treatment of exacerbation events in different respiratory diseases. These two patents joins a family of patents that were already issued in different countries worldwide, including the U.S. and the European Union, as well as to currently pending patents which are expected to be issued.

“The inhaled AAT is currently in a late-stage clinical trial in Europe and Canada for the treatment of Alpha-1 Antitrypsin deficiency (AATD), a genetic disease that can cause serious, life threatening lung disease in adults,” said David Tsur, the Chief Executive Officer of Kamada. “Securing global protection for our novel technologies and its various methods of use is critically important as we develop highly-purified AAT to address major unmet needs in various pulmonary diseases and advance toward commercial development.”

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins. AAT has known and newly-discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International. Kamada has nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil and other countries in Latin America, India, Eastern Europe and Asia. Kamada has five plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that is in pivotal Phase II/III clinical trials in Europe and Canada and will be entering Phase II clinical trials in the U.S. In addition, Kamada leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

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Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements regarding the EMA and U.S. FDA marketing authorization of our Inhaled AAT for AATD, timing of clinical trials. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays. The forward-looking statements made herein speak only as of the date of this release and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:

Gil Efron

CFO
ir@kamada.com

Anne Marie Fields

LHA

212-838-3777

afields@lhai.com

# # #

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2013	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Chief Financial Officer

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